Filed by Take-Two Interactive Software, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No.: 001-35375

The following is an excerpt from a portion of the transcript of Take-Two Interactive Software, Inc.’s earnings call to discuss financial results for the third quarter of fiscal 2022 held on February 7, 2022:

EXCERPTS FROM TRANSCRIPT OF TAKE-TWO INTERACTIVE SOFTWARE, INC. (“TAKE-TWO”)

EARNINGS CONFERENCE CALL HELD ON FEBRUARY 7, 2022

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Strauss Zelnick (Take-Two)

Our most significant recent development was our agreement to combine with Zynga, which we expect to close during the first quarter of our fiscal 2023. We’re very excited by the prospect of this transformative combination, which will significantly diversify our business; establish us as a leader in mobile, the fastest-growing segment of the interactive entertainment industry; and greatly enhance our positioning as one of the world’s top three pure-play publishers of interactive entertainment. We believe there will be tremendous strategic and financial benefits for our company. And we’ve already identified $100 million of annual cost synergies that we expect to achieve within the first two years post-closing and over $500 million of annual revenue opportunities that we can deliver over time. We look forward to welcoming the team Zynga into the Take-Two family in the coming months.

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Strauss Zelnick (Take-Two)

We’re also confident that we can emerge as an even stronger player within our industry and deliver long-term value for our shareholders following the anticipated closing of our transaction with Zynga. With greater scale, extensive synergies and a more diversified portfolio of industry-leading titles, we believe that together, our two companies will far exceed our individual goals.

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Karl Slatoff (Take-Two)

In closing, we believe there is a vast potential for our company to continue captivating and engaging audiences around the world by delivering the very best entertainment experiences. The next few months represent an exciting time for Take-Two as we release many of our new titles and prepare for a transformative combination with Zynga, which brings with it a diverse portfolio of titles, impressive data science capabilities, industry-leading publishing and live operations, a massive customer database and their leading advertising platform, Chartboost. Together, we expect to benefit from substantial costs in publishing synergies while also unlocking significant new revenue streams and reaching new audiences around the world. As we capitalize on these and other opportunities, we believe we will deliver long-term value for our shareholders.

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Lainie Goldstein (Take-Two)

Before I turn the call back over to Strauss, I’d like to reiterate that we are very excited about our anticipated combination with Zynga. We believe that the proposed transaction will not only bring together our highly complementary portfolios but will also significantly increase Take-Two’s scale and provide many new growth opportunities. As we disclosed in our January 10th announcement, we expect the combined business to deliver a 14% compound annual growth rate for the three-year period from our fiscal 2021 through 2024, excluding any of the proposed transactions, revenue opportunities or any future acquisitions. In terms of next steps, we expect to file our joint S-4, which includes the proxy statement and prospectus, with the SEC in late February or early March, and our stockholder voting will occur in the spring. We continue to expect the transaction to close in the first quarter of our fiscal year 2023.

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Matthew Andrew Cost (Morgan Stanley)

And then I just guess, secondarily on Zynga. You’ve talked about the opportunity to drive revenue synergies by maybe using the tools at Zynga to bring some of your tent-pole IPs on to mobile in a bigger way than they have been in the past. How long do you think that would take? What does it look like? How much investment would it take to get there?

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Strauss Zelnick (Take-Two)

And with regard to bringing Take-Two’s core intellectual property to mobile with Zynga’s help, look, we think that’s one of many great opportunities. We’ve already said that we expect to achieve $100 million in cost synergies annually over the next couple of years. Additionally, we’ve identified at least $500 million of annual run rate revenue synergies, many of which are unrelated to new game launches, many of which are unrelated to bringing Take-Two IP to mobile.

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Strauss Zelnick (Take-Two)

In terms of bringing Take-Two’s core intellectual properties to mobile, that remains a very interesting opportunity. As I said earlier, we’ve identified around $500 million of annual run rate revenue synergies to be achieved in the coming years in the combination with Zynga in addition to $100 million of annual run rate cost synergies. And only a small portion of those synergies on the revenue side are attributable to new releases based on core Take-Two IP.

So we have not identified any heroics. We know it will take some time. The financial investment in the context of our investing in the console and PC titles is not significant because obviously, the creation of a mobile title is not as heavy a lift. Equally, the hit ratios are not as strong in the mobile space. So I think we have a overview of where we can go in the future. And we’re really excited that we think Zynga’s extraordinary developers and their extraordinary publishing abilities will enhance our ability to bring core intellectual property to the mobile market.

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Strauss Zelnick (Take-Two)

In terms of data privacy, we have not had any issues coming out from the change in IDFA. And we have an extraordinary customer database. And in the combination with Zynga, we expect to have more than 1 billion customer records, which gives us some massive opportunity from a marketing point of view despite the change in IDFA. So we feel just fine about being able to market and, at the same time, to maintain customers’ privacy, which is an important value of ours.

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Clayton Keever Griffin (MoffettNathanson)

Strauss, on the Zynga M&A call, you noted kind of one of the key strategic benefits of the deal that now you can address a market that was previously not available to you, i.e. outside of kind of the console market, the high end kind of AAA gaming. I suppose like, how do you view that taking shape?

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Karl Slatoff (Take-Two)

Clay, it’s Karl. I think, look, we’ve been big supporters and big fans of the mobile market for quite some time. I think that’s exhibited in our acquisition strategy over the past few years and obviously with our announced acquisition of Zynga. So it’s actually — it’s really exciting for us. And it’s not just about the casual space or the mid-core space or the core space. We actually think the mobile market has got room for all the above as it relates to that. It’s becoming more sophisticated. The technology is getting better. There’s more cross-platform opportunities. There are more examples of the market for mid-core and core franchises having success.

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Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; Take-Two’s dependence on its NBA 2K and Grand Theft Auto products and its ability to develop other hit titles; Take-Two’s ability to leverage opportunities on PlayStation®5 and Xbox Series X|S; the timely release and significant market acceptance of our games; and the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.